

August 19, 2009

<u>Via Mail and Facsimile (212-225-3999)</u>

José Sérgio Gabrielli de Azevedo
Chief Executive Officer
Petroleo Brasileiro S.A.-Petrobras
Avenida Republica do Chile, 65
20031-912-Rio de Janeiro-RJ
Brazil

> **Re:    Petroleo Brasileiro S.A.-Petrobras**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 22, 2009**
> **File No. 1-15106**

Dear Mr. Gabrielli de Azevedo:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your response to the staff in your November 1, 2005 letter that, as of that date, you had abandoned all projects in Cuba. We note also March and April 2009 and October 2008 news articles discussing an exploration and production deal you entered into with Cuba in October 2008. Your Form 20-F

does not include disclosure regarding operations in Cuba. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Cuba, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have with the government of Cuba or entities controlled by the government.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Ian J. Webber
Global Ship Lease, Inc.
August 17, 2009
Page 3


        Please understand that we may have additional comments after we review your
response to our comment.  Please contact Jennifer Hardy, Special Counsel, at (202) 551-
3767 if you have any questions about the comment or our review.  You may also contact
me at (202) 551-3470.


                                        Sincerely,


                                        Cecilia Blye, Chief
                                        Office of Global Security Risk


cc:     Roger Schwall
        Assistant Director
        Division of Corporation Finance

        Nicolas Grabar, Esq.  (Via Facsimile)
        Cleary Gottlieb Steen & Hamilton LLP